EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on Long-term Debt	$569	$618	$618	$605	$642	$716
Interest on Short-term Debt	134	149	259	148	67	31
Miscellaneous Interest Charges	77	77	161	132	106	106
Estimated Interest Element in Lease Rentals	222	212	223	222	229	229
Preferred Stock Dividends	29	28	32	15	84	84

Total Fixed Charges	$1,031	$1,084	$1,293	$1,122	$1,128	$1,166

Earnings:
Income Before Income Taxes	$1,357	$1,333	$782	$1,463	$235	$202
Plus Fixed Charges (as above)	1,031	1,084	1,293	1,122	1,128	1,166
Less Undistributed Earnings in Equity Investments	42	46	46	28	12	21

Total Earnings	$2,346	$2,371	$2,029	$2,557	$1,351	$1,347

Ratio of Earnings to Fixed Charges	2.27	2.18	1.56	2.27	1.19	1.15